Exhibit 99.21

National Instrument 44-101
Short Form Prospectus Distributions

Notice Declaring Intention
to be Qualified under
National Instrument 44-101
Short Form Prospectus Distributions
("NI 44-101")

TO: Ontario Securities Commission

AND TO: British Columbia Securities Commission

AND TO: Alberta Securities Commission

March 3, 2023

SolarBank Corporation (the "**Issuer**") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

SolarBank Corporation

<u>/s/ "Dr. Richard Lu"</u>
Dr. Richard Lu
CEO